August 26, 2014

VIA EDGAR and FEDEX

Mr. Justin Dobbie

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Pershing Gold Corporation
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed April 1, 2014
File No. 333-179073

Dear Mr. Dobbie:

The Company is in receipt of the comment letter dated April 22, 2014 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”).  In connection therewith, the Company has filed Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (the “Amended Registration Statement”) in response to the Comment Letter, as well as providing certain additional information.

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.  For the Staff’s convenience, we have included with this letter a “clean” copy of the Amended Registration Statement filed with the Commission on August 8, 2014, and a “redlined” copy of the Amended Registration Statement showing all changes to the filing since the filing of the Registration Statement with hand marks showing which changes correspond to which of the Staff’s comments in the Comment Letter.

Selling Stockholders, page 44

1.                                      Please confirm that none of the selling stockholders are broker-dealers or are affiliates of broker-dealers. Alternatively, please revise your prospectus to include appropriate disclosure regarding any selling stockholders who are broker-dealers or affiliates of broker-dealers.

Response:  The Company has revised the Selling Stockholder section of the prospectus to exclude most of the former shareholders of Continental Resources Group, Inc. that received shares of Pershing Gold Corporation in a distribution from Continental, as those shareholders are eligible to sell those shares under Rule 144.  The shares and the selling stockholders that remain subject to the resale provisions in the prospectus are (i) selling stockholders that have separate and ongoing registration rights or (ii) selling stockholders that are not eligible to sell the shares under Rule 144.  None of the selling stockholders remaining in the prospectus are broker-dealers or affiliates of broker-dealers, and the Company has revised the disclosure to so state.  Please see pages 45 and 46 of the Amended Registration Statement.

Pershing Gold Corporation | 1658 Cole Boulevard, Building 6, Suite 210, Lakewood, CO 80401

Phone 720-974-7248 | www.pershinggold.com | Fax 720-974-7249

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments, please contact our counsel, Deborah Friedman, at (303) 892-7499, or the undersigned at (720) 974-7250.

Sincerely,

/s/ Stephen Alfers

Stephen Alfers
President and Chief Executive Officer

cc:                                Donald E. Field, SEC
                                                Deborah Friedman, Davis Graham & Stubbs LLP

Enclosures